UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 21, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MARKET RELEASE

Notification of an acquisition of beneficial interest in securities

Johannesburg, 21 January 2019: In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (the Act), Regulation 121(2)(b) of the Companies Act Regulations, 2011 and paragraph 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) has received another formal notification that Investec Limited has, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest held by Investec Limited amounts to 5.0156% of the total issued shares of the Company.

The announcement is required by the before mentioned regulations due to Investec acquiring shares over 5% on 11 January 2019(as announced on 15 January 2019), then disposed of shares which resulted in their holding to go below the 5% threshold (at 4.9884%) on 14 January 2019 and again acquired the Group's share again which pushed their shareholding over the 5% threshold (at 5.0156%) on 15 January 2019.

Sibanye-Stillwater has, as required by section 122(3)(a) of the Act, filed the required notices with the Takeover Regulation Panel.

Sibanye-Stillwater Investor relations contact:

James Wellsted
Head of Investor Relations
Email: ir@sibanyestillwater.com
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 21, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer